Exhibit 2.1

AGREEMENT AND PLAN OF SHARE EXCHANGE

AGREEMENT AND PLAN OF SHARE EXCHANGE, dated this 25th day of October, 2004, pursuant to Section 11.03 of the Massachusetts Business Corporation Act (the “Act”), between Lifeline Systems, Inc., a Massachusetts corporation having its principal place of business at 111 Lawrence Street, Framingham, Massachusetts (the “Company”), and Lifeline Holdings, Inc., a Massachusetts corporation having its principal place of business at 111 Lawrence Street, Framingham, Massachusetts (the “Holding Company”).

WITNESSETH:

WHEREAS, the Company is a corporation duly organized and existing under the laws of the Commonwealth of Massachusetts and is authorized to issue 50,000,000 shares of Common Stock, $0.02 par value per share (“Company Common Stock”), of which 13,801,858 shares are issued and outstanding as of the date hereof;

WHEREAS, the Holding Company is a corporation duly organized and existing under the laws of the Commonwealth of Massachusetts and is authorized to issue (i) 50,000,000 shares of Common Stock, $0.02 par value per share (“Holding Company Common Stock”), of which one share is issued and outstanding as of the date hereof, which share is owned by the Company, and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date hereof;

WHEREAS, the Holding Company was formed for the purpose of engaging in a statutory share exchange transaction with the Company by which, upon completion of the Share Exchange (defined below), the Holding Company will own 100% of the outstanding shares of capital stock of the Company and the shareholders of the Company (excluding the holders of Excluded Shares (as defined below), if any) will become shareholders of the Holding Company; and

WHEREAS, the Boards of Directors of the Company and the Holding Company have adopted and approved this Agreement and Plan of Share Exchange;

NOW THEREFORE, in consideration of the foregoing premises and the undertakings herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Share Exchange.

(a) As of the Effective Time, without any action on the part of the holders thereof, (i) each issued and outstanding share of Company Common Stock (excluding shares held by shareholders who perfect their dissenters rights, if any (the “Excluded Shares”)) shall be automatically exchanged for one fully paid and non-assessable share of Holding Company Common Stock and its associated preferred stock purchase right, (ii) the Holding Company shall acquire all of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, and (iii) each issued and outstanding share of Holding Company Common Stock held by the Company immediately prior to the Effective Time shall be automatically cancelled (collectively, the actions and events described in clauses (i) through (iii), the “Share

Exchange”). As a result of the Share Exchange, the Holding Company shall become the sole shareholder of the Company and the holders of shares of Company Common Stock as of immediately prior to the Effective Time shall have no rights as shareholders of the Company other than those provided herein or as provided by law.

2. Stock Certificates. From and after the Effective Time, outstanding certificates representing shares of Company Common Stock shall thereafter represent the identical number of shares of Holding Company Common Stock only (including associated preferred stock purchase rights).

3. Appraisal Rights. In the event that shareholders of the Company are entitled to appraisal rights in connection with the Share Exchange, the provisions of this Section 3 shall apply. Any holder of Company Common Stock who perfects his dissenters’ right to appraisal in accordance with and as contemplated by the applicable provisions of Article 13 of the Act shall be entitled to receive the fair value of such shares in cash as determined pursuant to such provisions of law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of Article 13 of the Act. Any amounts payable to a shareholder of the Company pursuant to this Section 3 shall be paid by the Company.

4. Shareholder Approval. As soon as practicable after the execution of this Agreement and Plan of Share Exchange, the Company and the Holding Company shall, if necessary under the Act, submit this Agreement and Plan of Share Exchange to their respective shareholders for approval.

5. Effective Time; Conditions to the Share Exchange.

(a) The Share Exchange shall be effective upon the date and time Articles of Share Exchange Involving Domestic Corporations and Domestic Other Entities (“Articles of Share Exchange”) are received for filing by the Secretary of the Commonwealth of the Commonwealth of Massachusetts, the submission of which Articles of Share Exchange shall be made as soon as practicable after all of the conditions to the Share Exchange specified in Section 5(b) below have been satisfied. The time of such effectiveness shall herein be referred to as the “Effective Time.”

(b) Consummation of the Share Exchange is conditioned upon (i) the approval of this Agreement and Plan of Share Exchange by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock, (ii) the receipt of the required regulatory approvals and third-party consents and waivers, if any, and (iii) the effectiveness of the Registration Statement on Form S-4, including any amendments thereto, filed with the Securities and Exchange Commission covering the shares of Holding Company Common Stock to be issued pursuant to the Share Exchange (the “Exchange Shares”) and compliance with all Blue Sky requirements so that such shares may be lawfully issued.

6. Name Change. The Company shall file, or cause to be filed, Articles of Amendment to its Articles of Organization changing the name of the Company to “Lifeline Systems Company,” effective upon completion of the Share Exchange. The Holding Company shall file, or cause to be filed, Articles of Amendment to its Articles of Organization changing the name of the Holding Company to “Lifeline Systems, Inc.,” effective upon completion of the Share Exchange.

7. Directors and Officers. The members of the Board of Directors and the officers of the Company and the Holding Company, respectively, as of the Effective Time shall continue in office until the expiration of their respective terms of office and until their successors have been elected and qualified.

8. Articles of Organization; Bylaws. Subject to Section 6 hereof, the Articles of Organization and Bylaws of the Company, each as in effect as of the Effective Time, shall continue in full force and effect until further amended in accordance with the provisions thereof and applicable law. Subject to Section 6 hereof, the Articles of Organization and Bylaws of the Holding Company, each as in effect as of the Effective Time, shall continue in full force and effect until further amended in accordance with the provisions thereof and applicable law.

9. Company Stock Plans and Stock Options.

(a) At the Effective Time, all rights with respect to Company Common Stock pursuant to stock options (“Company Options”) granted by the Company under any of the Company Plans (as defined below) and outstanding immediately prior to the Effective Time, whether or not exercisable, shall be automatically converted into and become rights with respect to Holding Company Common Stock, and the Holding Company shall assume each Company Option in accordance with the terms of the Company Plan under which it was issued and the stock option agreement by which it is evidenced (all such options, as converted and assumed, the “Assumed Options”). From and after the Effective Time, (i) each Assumed Option may be exercised solely for shares of Holding Company Common Stock, (ii) the number of shares of Holding Company Common Stock subject to each Assumed Option shall be identical to the number of shares of Company Common Stock subject to such option immediately prior to the Effective Time, (iii) the per share exercise price under each Assumed Option shall be identical to the per share exercise price of each such option immediately prior to the Effective Time, and (iv) the terms and conditions of each Assumed Option shall be the same as the terms and conditions of such option immediately prior to the Effective Time. For purposes of this Agreement and Plan of Share Exchange, “Company Plans” means all of the Company’s equity incentive plans, consisting of the 1991 Stock Option Plan, the 1994 Stock Option Plan, the 2000 Stock Incentive Plan, the 2000 Employee Stock Option Plan and the 2000 Employee Stock Purchase Plan, each as amended to date.

(b) At the Effective Time, (i) the Holding Company shall assume and succeed to all rights, privileges, liabilities and duties of the Company under the Company Plans (and any option agreements thereunder), including the ability to issue or grant additional options, shares or other awards under the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan, (ii) the Board of Directors of the Holding Company and any designated committee thereof shall be substituted for the Board of Directors of the Company and any designated committee thereof for purposes of administration of the Company Plans, and (iii) all references in the Company Plans (and any option agreements thereunder) to the Company and the Company’s common stock shall be deemed to refer instead to the Holding Company and the Holding Company’s common stock.

10. NASDAQ Listing. By virtue of the Share Exchange and the name change specified in Section 6 hereof, the Exchange Shares will be listed on the NASDAQ Stock Market (“NASDAQ”) and will trade under the symbol “LIFE.” If required, within ten days of the Share Exchange, the Company shall file, or caused to be filed, with NASDAQ a Notification Form: Change in Company Record and such other documentation as may be necessary or appropriate to notify NASDAQ of the Share Exchange.

11. Further Assurances. Each of the Company and the Holding Company shall execute and deliver, or cause to be executed and delivered, such instruments, and take or cause to be taken such actions, as shall be appropriate or necessary to carry out the purposes of this Agreement and Plan of Share Exchange, and the respective officers and directors of the Company and the Holding Company are fully authorized in the name and on behalf of the Company or the Holding Company, as the case may be, to take any and all such action and to execute and deliver any and all such instruments.

12. Abandonment. At any time prior to the Effective Time, this Agreement and Plan of Share Exchange may be terminated and the Share Exchange may be abandoned by the Board of Directors of either the Company or the Holding Company or both, notwithstanding approval of this Agreement and Plan of Share Exchange by the shareholders of the Company or the Holding Company. Upon termination for any reason, this Agreement and Plan of Share Exchange shall be void and of no further effect, and there shall be no liability on the part of the Company or the Holding Company or any of their respective directors, officers, employees, agents or shareholders by reason of this Agreement and Plan of Share Exchange or its termination.

13. Amendment. This Agreement and Plan of Share Exchange may be amended by the Boards of Directors of the Company and the Holding Company at any time prior to the filing of the Articles of Share Exchange with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, provided that an amendment made subsequent to the approval of this Agreement and Plan of Share Exchange by the shareholders of either the Company or the Holding Company shall not (i) change the amount or kind of shares or other securities, interests, obligations, rights to acquire shares or other securities, cash or other property to be issued by such corporation or to be received by the shareholders of or owners of interests in any party to this Agreement and Plan of Share Exchange in exchange for their shares or interests hereunder or (ii) change any of the terms or conditions of this Agreement and Plan of Share Exchange if such change would adversely affect such shareholders in any material respect.

14. Governing Law. This Agreement and Plan of Share Exchange and the legal relations between the parties shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Massachusetts.

15. Counterparts. This Agreement and Plan of Share Exchange may be executed in any number of counterparts, each of which shall be deemed to be an original.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Share Exchange to be executed on its behalf by an officer thereunto duly authorized, all as of the date first above written.

LIFELINE SYSTEMS, INC.
By:	/s/ Ronald Feinstein
Ronald Feinstein President and Chief Executive Officer

LIFELINE HOLDINGS, INC.
By:	/s/ Ronald Feinstein
Ronald Feinstein President and Chief Executive Officer

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